July 23, 2018

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Aquestive Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-225924

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aquestive Therapeutics, Inc. (the “Registrant”) hereby respectfully requests, subject to telephone confirmation, that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:00 p.m. EST on July 24, 2018, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Dechert LLP, confirming this request. The Registrant hereby authorizes each of David Rosenthal, Gregory Schernecke and William Elder of Dechert LLP, counsel to the Registrant, to make such request on its behalf.

[signature page follows]

Very truly yours,

AQUESTIVE THERAPEUTICS, INC.

/s/ John T. Maxwell
John T. Maxwell
Chief Financial Officer